DOUBLE CROWN
RESOURCES

MEMORANDUM

To: **Board of Directors**
From: **David Figueiredo**
Date: **August 27, 2012**
Re: **Resignation**

This memo will serve as my resignation as the President/CEO of Double Crown Resources, Inc., as well as a Director of the Board effective immediately.

Respectfully,

David Figueiredo

DAVID FIGUEIREDO